                                          Filed by:  Transocean Sedco Forex Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                    Filing Company:  Transocean Sedco Forex Inc.
                                                 Commission File No.:  333-75899

                                        Subject Company:  R&B Falcon Corporation
                                                 Commission File No.:  001-13729

FORWARD LOOKING STATEMENTS AND INVESTOR NOTICE

--------------------------------------------------------------------------------

         Statements regarding the consummation of the acquisition, its effect on future earnings, cash flow or other operating results, the tax free status of the transaction, expected closing date of the transaction, cost reductions and synergies, effective tax rates, integration of operations, retention of employees, any other effect or benefit of the transaction, market prospects, rig delivery dates, reactivation of rigs, levels of future indebtedness, refinancing of indebtedness, rating of indebtedness, governmental reviews and approvals, future asset dispositions or restructurings and any other statements that are not historical facts, are forward-looking statements that involve certain risks, uncertainties and assumptions. Transocean Sedco Forex Inc. and R&B Falcon Corporation strongly encourage readers to note that some or all of the assumptions, upon which such forward-looking statements are based, are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, general market conditions prevailing in the marine drilling industry (including dayrates and utilization) and various other trends affecting the marine drilling industry, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Transocean Sedco Forex's and R&B Falcon Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Additional information regarding the transaction can be found in both company's Current Reports on Form 8-K filed on August 21, 2000.

         Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the SEC by Transocean Sedco Forex Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Transocean Sedco Forex Inc. with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free by directing a request to either of the following individuals:

                               Jeffrey L. Chastain
                               Director of Investor Relations and Communications Transocean Sedco Forex Inc.
                               4 Greenway Plaza
                               Houston, Texas 77046
                               Phone: 713 232 7500
                               Fax: 713 232 7031


                               Charles R. Ofner
                               Senior Vice President
                               R&B Falcon Corporation
                               901 Threadneedle
                               Houston, Texas 77079
                               Phone: 281 496 5000
                               Fax: 281 597 7556



In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Transocean Sedco Forex shareholders and R&B Falcon shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under Schedule 14A made by both Transocean Sedco Forex and R&B Falcon on August 21, 2000.

             TRANSOCEAN SEDCO FOREX INC. AND R&B FALCON CORPORATION
                                 CONFERENCE CALL
                                 AUGUST 21, 2000

Good day everyone and welcome to this Transocean Sedco Forex and R&B Falcon update. Just a reminder, this conference is being recorded. At this time for opening remarks and introductions I would like to turn the call over to the Director of Investor Relations, Mr. Jeff Chastain. Please go ahead sir.

Thank you, Brian. Good morning and welcome to each of you participating in this morning's call through Premier Conferencing and the broadcast over the internet. Many of you have received a copy of this morning's release and that release is entitled Transocean Sedco Forex signs definitive agreement to acquire R&B Falcon Corporation. If you have not received a copy of the release you can obtain one by visiting either company's website. That would be at Transocean Sedco Forex -- www.deepwater.com and at R&B Falcon Corporation -- www.rbfalcon.com.

This morning members of the senior management of both companies are present and will provide some initial comments before we take your questions. At this time I would like to introduce the senior managers for both companies. First, from Transocean Sedco Forex, Mike Talbert, President and Chief Executive Officer and Bob Long, Executive Vice President and Chief Financial Officer. From R&B Falcon Corporation, Paul Loyd, Chairman and Chief Executive Officer, Andrew Bakonyi, President and Chief Operating Officer, Tim Nagle, Executive Vice President and Chief Financial Officer and Charles Ofner, Senior Vice President. This morning's call will begin with prepared remarks from both Mike Talbert and Paul Loyd. Following the remarks we will take a series of questions as time allows from those of you on the dial in option. The web cast is a listen only mode, as you know. Before I turn the call over to Mike Talbert for his comments, I would like to read a statement that has been ______ by both companies. During the course of this conference the participants may make certain forward looking statements regarding such matters at the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the tax free status of the transaction, expected closing date of the transaction, any other effect or benefit of the transaction, market prospects, rig delivery dates, levels of future indebtedness, future financial and operating results, financial conditions, debt levels, debt ratings, future prices, future transactions and any other statements that are not historical facts are forward looking statements that involve certain risks, uncertainties and assumptions. The words "anticipate", "estimate", "expect", "may", "project" and similar expressions are intended to be among the statements that identify forward looking statements. Actual results could differ materially from those projected in the forward looking statements made during this conference call as a result of factors that include, but are not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, general market conditions and trends in the marine drilling industry, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas and other factors detailed in Transocean Sedco Forex's and R&B Falcon Corporation's Forms 10-K for the fiscal year ended December 31, 1999 and both companies' other filings with the SEC. Thank you for your patience with that. At this time I'll turn the call over to Mike Talbert.

Thank you Jeff and good morning to all of you. I am pleased to welcome you to this momentous joint conference call of Transocean Sedco Forex and R&B Falcon. As you know from our press release this morning, Transocean and R&B have signed a definitive agreement to merge the companies and thus form the world's largest drilling company and the third largest oil field service company, trailing only Schlumberger and Halliburton. The new company will have a total enterprise value based on last Friday's close of about $22 billion dollars and it will employ approximately 15,000 persons worldwide. This merger will be an all stock transaction with the shareholders of R&B Falcon receiving .5 shares of Transocean Sedco Forex stock for each R&B share and we hope to close the merger by the end of the first quarter of 2001. This transaction marks a continuation of our strategy to maximize long term growth of earnings per share and cash flow per share by managing our financial leverage so that we are well positioned to act on attractive opportunities when they present themselves. In fact, it was the Transocean Sedco Forex merger completed at the end of last year that gave us the financial capacity to undertake this merger with confidence that we can retain our investment grade debt rating. More specifically, this transaction will expand and enhance our mobile offshore drilling unit fleet. This should enable us to better serve the increasingly technically challenging needs of our customers. The transaction will increase our infrastructure of drilling equipment, employees and customer relationships in all the key markets of the world, including the North Sea, West Africa, Asia, the Gulf of Mexico and Brazil. This will allow us to better provide our customers with consistently high quality operations anywhere in the world and will allow us to achieve efficiencies of scale. The transaction will also provide us with exposure to the North American natural gas market where we have very little exposure today. As you know, this market has very tight commodity, supply, demand fundamentals and we expect to continue that way in the near to intermediate term as our country struggles to meet its increasing energy demands. By accomplishing all of this, we believe we can create the premier long term oil service investment opportunity for shareholders. From a financial point of view we expect that this transaction will result in double digit accretion of cash flow per share from year one, moderate dilution of earnings per share in year one, but accretive thereafter and accretion of cash earnings per share from year one. In total, I believe this is a strategically important and financially sound transaction which will further our goal as being the driller of choice for customers, for employees and for investors. Now I'd like to turn it over to Paul Loyd, the Chairman of the Board and CEO of R&B Falcon and I must say, someone who clearly saw the strategic significance of this transaction and has worked very hard to make it happen. Paul.

Thank you very much Mike and thanks to the participants for your attendance on this call. As I stated in my remarks in this morning's press release, we at R&B Falcon believe this transaction clearly creates the world's premier drilling company and enhances the R&B Falcon shareholder value substantially. The new company will move into the ranks of the leading companies in the overall oil field service sector and will become the third largest in terms of market capitalization as Mike said earlier. Based on strong fundamentals in the crude oil and natural gas market, we believe our industry is in the early stages of the extended growth cycle and we feel the combined company's significant resources will provide enhanced leverage to the continued recovery to the oilfield service sector. Accordingly, we are very excited about the future of the new company. We share Transocean Sedco Forex's enthusiasm to the new company's significant exposure to the growing deepwater domestic natural gas segment. By virtually any measure, our two companies fit together in a very efficient manner and the combination is expected to result not only in favorable cost synergies, but also significant tax synergy. Our cultures are very similar, as we share a commitment to excellence in operations, engineering, safety, the environment and customer service. For R&B Falcon shareholders, we firmly believe the transaction is compelling, as on a combined basis we will benefit as much in the full industry cycle currently underway as we would on a stand alone basis. In addition, the stronger balance sheet and financial strength will enable the company to better take advantage of opportunities that may appear in the future. We look forward to working with Mike and his team to get this transaction closed in the most expeditious manner possible, and again, we are very positive on this for the future. Thank you very much.

Brian, we'll begin with the question and answer session now.

Thank you gentlemen. The question and answer session will be conducted electronically. To ask your question, please press the star or asterisk key followed by the number one on your telephone keypad. We will take your questions in the order that you signal us and take as many questions as time permits. Once again, please press star one to ask a question. First up is Mark Earnest with Salomon Smith Barney.

Yes, good morning. I'd like to ask what the anticipated cost savings might be and also if there is goodwill associated with the transaction.

Mark, this is Mike. Our current estimate is we believe we can reduce our cost by in the order of $50 million a year. We think that will come in a number of areas. We obviously have overlaping corporate offices in Houston. We have overlaping operational offices around the world. We also, we believe, will achieve significant savings in some of our purchasing activities and in our insurance, among other areas. In total, though, we think we can save about $50 million a year, that would take a couple of years to get there. Regarding goodwill. Bob, do you want to comment on goodwill?

Mark, our present guess as to what the market value of the assets would be by the time we close this, we are estimating something on the order of $4.5 million of goodwill.

Okay, thank you. Also, with regard to the balance sheet, the debt to capital will be at a reasonable level, but there will be a lot of high cost debt, if you will, on the balance sheet. Could you discuss future plans for deleveraging the balance sheet?

We've got a number of different plans that we are thinking about right now, Mark, but we think our intent is to fairly probably post-close, take action to refinance what we call the high yield debt that R&B Falcon has. Exactly how we will do that we haven't firmed up yet. We have a number of different alternatives because of the strength of our own balance sheet. It will be a combination of replacement of public debt and bank financing with some preference I think for the bank financing because we will be generating a significant amount of cash flow with the combined company's construction programs complete, so we will want to be in a position where we can pay down that debt very rapidly.

Okay, last question. Any anticipated asset sales to complement that?

At this time, we are looking and probably will have to dispose of some of the tug boat and barge business of R&B. Under the Jones Act, we as a foreign corporation, we would not be able to manage that, to run that going forward. So that's a business we will have to look at between now and close and see exactly what we do. That's a fairly small part of the course of total business. There are also some, I'd describe it as miscellaneous assets, that we will look at for asset disposition, but in total they wouldn't be that great.

Thank you very much.

And our next question will come from Kevin Simpson with Merrill Lynch.

Thank you and congratulations to both. We have heard a lot about this deal in the rumor mill and it makes a lot of sense and good luck going forward. My question would be first that if you could give a little more depth on the tax synergies, how long would it achieve to get the Falcon and R&B rigs into your corporate structure?

Kevin, this is Bob Long. We have a number of plans and tax strategies that we hope to employ going forward that would take advantage of the NOL position that R&B Falcon has in order to restructure efficiently without a significant cost up front. But exactly how long that will take is difficult to say because of the complexities of various customers, contracts, locations of the rigs, etc. We are hoping that we can achieve a significant amount of the restructuring within the first twelve months. From the standpoint of the impact on our overall effective tax rate, where we had been thinking that our own effective tax rate would be in the low 20's and hopefully would be able to get it down perhaps into the mid-teen's eventually, I think we'll now be looking at something in the mid to low 20's getting down towards 20%, so adding about 5% may be more to the effective tax rate than we would have achieved otherwise, but still a significantly lower effective tax rate than most of our competitors.

Okay, and then could you, I guess on the Falcon side, R&B Falcon side, talk about pulling in the preferred and whether this transaction fulfills the new equity requirement of that.

Well, I think the preferred is going to be left outstanding for this transaction and I think the company has the right to buy back $105 million at face value with an equity offering of $113 and the rest is on the open market and we can opportunistically buy that back in the open market, but we have no specific call to buy it back, but it would be our long term goal to eventually get as much preferred as we can.

And then for Mike. With the size of the company now, do you change the way that you are looking at the business? I mean, some of the assets that you will be bringing in are not of the premium quality that you've got in the Transocean Sedco Forex fleet. It sounds like, in talking about exposure to gas in North America, at least initially, these are more keepers. I wonder if you could give us a little sense on your thinking on this.

Well, I think what you said is probably an accurate portrayal of my thinking, Kevin. That historically you would say that the shallow water Gulf of Mexico and inland barge fleet of R&B Falcon would not have seemed to fit strategically with Transocean Sedco Forex and historically I think that would be true. My guess is that if there is a change here what I would see is that we have a North American gas market that is incredibly tight. I don't see anything on the horizon is going to change that anytime soon. Whereas the R&B barge fleet and shallow water Gulf fleet is not the fleet I would have probably asked for two or three years ago, as I sit here today with no exposure to the North American gas market, I see it as a fleet that is going to be a substantial contributor to the company at least in the near term to intermediate term. In the country I don't see how we are going to meet our gas requirements for the near future, with all the power generation requirements of this country and the NPC study estimates of how much additional gas is going to be required over the next 10 years to meet our electric generation needs. In a summer where we are seeing brown outs and black outs around the country. Let's face it -- we live in a world today that's got energy constraints for oil, for natural gas and for electricity and I think these assets will contribute importantly to the company over the near term.

This is another driver behind this transaction from your perspective?

Well, I say it certainly made the transaction much more attractive to us than it would have looked a couple of years ago when all those rigs in the Gulf of Mexico were stacked. We are at the beginning of a fundamental change in that market we think is going to last awhile.

Okay, that is all from me and congratulations again.

Thank you.

And our next question will come from Terry Darling with Goldman Sachs.

Thanks, good morning gentlemen. Congratulations. I wanted to just follow up on a couple of things. First, in terms on the treatment of the transaction, purchase versus pooling. Can you help us understand the main drivers why we are going with purchase here?

Terry, this is Bob Long. We don't have a choice about purchase versus pooling because of the Sedco Forex transaction in which Sedco was the survivor for accounting purposes, therefore we don't meet the pooling rule of not having been a subsidiary for two years.

Okay. In terms of modest dilution on 2001 earnings, quantifying that, are we talking of less than 5%? Something like that?

No, I think we are probably talking more like 10%, but, you know, we sit here today with 60% of the Transocean Sedco Forex fleet uncontracted next year and my guess is even a higher percentage for R&B when you look at their contract status of 2001, so projecting these numbers with very much precision is kind of a very difficult thing to do. But, given all that, I'd say in the order of 10%. If the shallow water Gulf of Mexico market is even stronger than we think today which I think is a more likely case it would be less than that.

Okay, and presumably the comments made in terms of accretion and dilution in various years, based on first call numbers. Is that a fair statement?

No, they are based on our own projections of what the world looks like going forward.

Okay, if we just narrow in on 2001 which is around $2.15, $2.20 for Transocean and around 90 cents for Falcon. Are your numbers significantly different around those consensus numbers?

I think that we feel that the street numbers for both companies are a little bit aggressive as our numbers are consistent in terms of the difference in the street for both companies, but we are not talking about major differences at all.

Okay, great, Bob, are there any other accounting adjustments we ought to be aware of here other than those related to the asset writeups?

None that I can think of right now, Terry.

Okay, great and last question, Mike in terms of the organizational structure going forward, any significant changes anticipated there? Obviously a much larger fleet? Any changes in the way specifically, I guess I'm thinking more on the marketing side?

Well, Terry we'll just start the planning of the integration of the two companies over the next couple of weeks and we may change some ways we are doing business today, but I wouldn't want to comment on what they might be. Let us figure that out as we plan on the integration of the two companies.

Okay, good enough and congratulations again, guys.

Thank you.

Our next question will come from Wes Mott with Deutsche Bank.

I'll add my congratulations gentlemen. One quick question, most have been answered. In terms of cost savings it will take you a couple of years to get to $50 million. What is a good guess on the first year? For cost savings?

What is your good guess? (Laughing). I think probably in the first year we ought to be able to achieve somewhere between 25% and 50% of that.

Okay.  Thank you very much.

Next from Robinson Humphrey is Mike Raballeu.

Good morning gentleman, my congratulations as well. The newbuild programs for both companies will be completed by next year and both companies will be generating a tremendous amount of free cash flow even for accounting for reducing debt. What is the logical use of the free cash that should be generated next year? I mean, are there other deals in the offing or perhaps we could dust off plans for either modifying or upgrading existing vessels or even newbuilds?

Well, I have to be honest with you, I guess over the next couple of years I can see us paying off a lot of debt and as far as what we do after that, all I can say is that we'll be evaluating all of the options going forward. But I think that certainly through the next couple of years there is a lot of debt to be repaid. That will be our first priority.

Okay, thank you very much.

And Troy Huttenstein with UBS Warburg is next.

Hi guys, is there any walkaways in this deal in particular? Anything that would relate to the natural gas market in North America?

No, I mean I think the deal is subject to pretty much the normal closing conditions. Shareholder vote, antitrust clearance, ....

 ....debt covenant issues,

 .....debt covenant issues, but there is nothing related to the gas market.

Okay, thank you.

And Louis Sarkes with Chesapeake Partners please go ahead.

Hi, a couple of questions. One, the goodwill of $4.5 billion, over what period of time do you anticipate amortizing that?

40 years.

40 years, okay. And, the $50 million, is that just corporate savings or does that also include refinancing savings as well that you expect?

That is just the corporate savings that'll need to take advantage of the overlap in the overhead structures and additional purchasing power and buying spare parts equipment, insurance, that sort of thing.

Is there any estimate of what you think that the refinancing will add on top of that on a runrate basis?

Not at this time, no.

Ok.  Is all due diligence for the transaction completed?

The majority of the due diligence is completed. We are going to have some continual due diligence as we go through the process of integration, but absent a material adverse type number, essentially we don't anticipate that there is anything out there that our due diligence has not already uncovered.

Okay, is there like a specific date that you need to complete it by?

No, no contingency based on due diligence.

Finally, with regards to antitrust. I mean, just given the timing it appears that you anticipate the DOJ or whomever taking a closer look at this. Is there provision in the definitive merger, you know, if need be to litigate this?

Well, based on our conversations with our legal counsel, we don't believe that this transaction should create a competitive issue in our business.

Okay. If the government so desires though, is there a level of divestitures that you would be willing to make to satisfy their concerns, and are those levels set out in the agreement?

Well, there were no specific levels set out in the agreement, but as I said, based on conversations with our legal counsel, we don't believe that there will be a problem from a competitive standpoint.

Okay, thank you and congratulations.

Thank you.

And next we will hear from Jeff Seidel from Credit Suisse First Boston.

Yes, good morning, congratulations. I just wanted to follow up on two things. Just in terms of the additional debt brought on, has there been any conversations with the rating agencies? Do you anticipate any ratings downgrade or anything along those lines?

We have had preliminary conversations with the rating agencies and I think that you are going to see a release by both S&P and Moody's today, putting us on credit watch negative and R&B Falcon on positive credit watch. We need to get some more details with the credit agencies. We are anticipating that it would be difficult to maintain our present rating, but that we will not have any problem at all maintaining a solid investment grade rating. That's the preliminary indication.

Okay. And, one other question just to follow up on. There are some Falcon warrants outstanding. Do you have any information in terms of how those will be adjusted given the transaction?

Pursuant to the Indenture, it is a fairly complicated adjustment, but it is in the document.

Is that Indenture available on Edgar, by any chance?

If it isn't, feel free to phone the company and we will get it to you.

Okay. Thank you.

And next we will hear from Carney Hoff, with McKay, Shield.

Okay guys, I just wanted to get a clarification. It sounds like you had some thoughts on taking out some of the higher yielding Falcon bonds, but then in terms of preferred it sounds like you are going to be a little more selective in terms of when you might take that out of. Just trying to get an indication are ya'll planning a global refinancing of the higher yielding Falcon debt and preferred or do you take things one at a time and be a little more selective?

I think that we're going to take things one at a time. On the preferred we actually are hopeful that the already announced intentions from R&B Falcon to purchase some of the preferred on the open market coupled with the intent to exercise their right to buy back the $105 million which Tim mentioned earlier, would mean that at the time we closed the deal, there would not be a significant amount of the preferred outstanding and we'll just take a look at what is outstanding at the time and decide what we're going to do with that going forward. The high yield debt is something that we will probably, fairly probably after close, look at refinancing in a manner as I mentioned earlier.

Thanks a lot.

And now we'll hear from Michael Weiss with Mentor Partners.

Do you see any issues with, I'll follow up on the others, on Hart Scott with deepwater? Aren't you two guys the biggest?

Well, when we, as I said earlier, when we discussed this with our outside legal counsel, their view is there should not be a competitive problem. Obviously we're going to be a big company with a lot of rigs. When you look at our customer base, we serve an awful lot of big companies that quite frankly are orders of magnitude larger than we are and in all my experience in this business I think they're really the ones that drive the business, not us.

And there's no price. There's no walk-a-way price as far as where RIG goes that FRB can walk or anything like that?

It's a fixed ratio.

Thank you very much.

Next up is Grayson Murphy with Halsey Associates.

My question is really related to the antitrust and the competitive issues and you've answered those quite well, I gather there is no real concern there, so I guess I'll pass.

And we'll move on to Kurt Khalid with Merrill Lynch.

My questions are answered but congratulations and it's good to see these guys are following on with what you said you were going to do when you merged Transocean and Sedco Forex, so congratulations.

And Kingston Chu with March Partners, please go ahead.

All of my questions have been answered. Thanks.

And ladies and gentlemen, if your question has been answered, you may remove yourself from the queue by pressing the pound key.

Next up is Bo McKenzie with R. B. C. Dominion Securities.

Hi guys, are there any breakup fees associated with the deal?

There are, I think, customary breakup fees associated with the deal.

Let me ask you, just one point, that you have hit on a lot, but should we not assume that somewhere down the road there's a potential for perhaps a separation of the shallow and deepwater assets over the longer term of this combined company or would that be within the plans which might envision somewhere down the road?

I don't think you should assume anything. As I said, I think the shallow water assets of R&B Falcon at this particular point in time look very attractive going forward. Obviously, we will evaluate, we evaluate our business all the time to ask ourselves strategically where we want to go and we will continue to do that in the future. But I wouldn't presuppose we've made any decisions about any specific assets.

Alright. Thanks a lot.

And next we will hear from Dick Spencer with the Westcliff Capital Management

Taking into consideration the debt savings or reductions, cost saving, what is an estimate for peak cash flow and earnings per share numbers?

We don't want to make an estimate of that. That's what all the analysts are out there for.

Thanks.

David Snow with Energy Equities. Please go ahead.

I'm just trying to get an estimate of what is the street range of, or your own thoughts, the Transocean Sedco replacement value per share after debt.

Well, I don't have that number. I mean Jeffries publishes a report on a monthly basis but I'm sure you could get access to.

I meant a newbuild not a current market, what would it cost to replace your fleet?

Well, like I said, those numbers Jeffries does that every month. You can get a set of numbers asset by asset done in a consistent way between all the various fleets.

I'm not a customer of theirs but I could call in and get it from you and I wonder if you could just give us an eyeball in the meantime.

I don't have the number here in front of me but contact Jeff Chastain in our company and I'm sure he can fax you the appropriate pages.

Ok. Thank you.

Now we will go to Paul Marolley with Energy Intelligence.

Hi guys, I wanted to find out whether or not you are planning any job cuts with this deal and, if so, could you give us a sense of how many?

We will employ about 15,000 people worldwide and probably 85% of those people for each company work offshore. We certainly wouldn't envision any reductions in positions that are related to the rigs and offshore workers. Clearly onshore there will be some reductions. We have overlapping operations in many areas around the world. I don't have a number offhand that we think that will come up to, that's something we will be working through as we go through the planning of the integration of the two companies. Clearly there will be personnel reductions and there will be closing of offices. At the same time, we are going to be a much larger company. We are going to need a lot of good people. I feel undoubtedly that the vast majority of R&B Falcon employees today will become employees of Transocean Sedco Forex going forward.

Thanks.

Next we will go to Fred Mutallabov with Southwest Securities

Thank you. I just have more of a general question. If you can just list the main advantages, in other words, how does the size matter in the offshore drilling industry analyzing whether this merger should spur some other consolidation activities in the offshore drilling industry.

I think some of the key advantages of the size, being a larger company with more cash flow, more stable, you can maintain more significant technical resources, particularly as we look at a lot of the drilling, technically challenging drilling operations in particularly larger customers are endeavoring to do around the world. We find that it helps being big and being able to have the money and the people that can interface with those customers and help them achieve their drilling requirements. It's also, I think, a significant advantage to have a continuing significant market presence in all the markets around the world. It allows you to develop the local workforce. It allows you to maintain the business connections in the area. I think all that helps from a standpoint in several different ways. One is it allows you to provide the customer with a consistent quality of services anywhere in the world they want to operate. I think a lot of our customers that operate worldwide do see that as an advantage. They can hire a company that is going to give them the same service everywhere and for us it gives us economies of scale. We are there long enough to be able to hire, develop, train the local workforce. There are cost savings associated with doing that and generally speaking that is a definite plus.

Do you think that rising costs of newbuilds, particularly on the floater side, should also spur a consolidation effort because you really need to be bigger these days to afford in excess of $400 million for instance to build the new high tech rig, the new floater.

There's no question that new rigs cost a lot. I think that to the extent the operators and drilling contractors can insure more efficient utilization of all of the existing assets and minimize the required new building in the future, I think that we all come out ahead and that's one of the things we would hope to be able to accomplish with this transaction is that with the size of fleet we have, we would hope to be able to better manage the use of that fleet to satisfy a greater number of customers' needs without having to resort to building new rigs. Many times, the rigs that got built this last cycle, customers had to sign long-term five year contracts for rigs they only knew they had to have for a couple of years, but the problem was that was their only choice. I think a lot of our customers would probably prefer not to have to sign five-year contracts and be committed for that long a period of time and quite frankly, I think most of the drilling contractors would rather not have to build so many rigs at $400 million a pop.

Thank you very much.

Now we'll go to Matt Conlan with ING Bearings.

Congratulations gentlemen and both my questions have been answered but I have a small one for Paul. Is this transaction going to alter Falcon's plans and the pace of reactivations of the Gulf of Mexico and barge equipment that you talked about on your second quarter conference call.

No Matt, it won't and as a matter of fact as you are aware we are trying to get them back in service as quickly as we can as we speak. Of course Transocean is aware of that. The rates are going up, we can't get them to market fast enough really. The other thing Matt, is I know you are aware of that our turnkey margins are going up, which is what we anticipated would have happened. We have more rigs working there now. They've got more jobs with more profits so we will continue that at full bore.

Ok, terrific. Just as a ballpark, once all the newbuilds come out and are operational, what percentage market share do you estimate that this combined company will have of the ultradeep water equipment worldwide? Say ultradeep, 7,000 feet drilling depth capabilities and beyond.

Well, I don't have that number right in front of me. I would tell that we will have post-close, the company will have 18 drill ships and 54 semis. So we will have a large fleet of floating equipment.

Okay. Congrats again and I'll turn it over to the next question.

That next question will come from Gary Russell with Frost Securities.

Hey guys. Congratulations. My first question has been addressed but also wanted to ask regarding the worldwide markets, what are the areas where you would see yourselves as having the strongest market share and what would be the areas where you would see yourselves as perhaps not as strong and perhaps have some room for additional growth?

Of course today Transocean Sedco Forex is really one of the leading drillers in all the key markets around the world and by key markets I say the North Sea, the Gulf of Mexico, Brazil, West Africa, Asia. This transaction certainly will increase our presence in all those markets. I think we are and will continue to be the most significant driller of most markets around the world probably with the exception of the Middle East. I think in most other markets of the world, we will probably be the leading drilling company. That's part of our goal. We want to be the drilling company of choice for our customers and part of being able to accomplish that, we believe is by having a strong presence and a continuing presence in all the key markets around the world where they want to do business.

Okay. That's helpful. Thank you.

Next we will hear from Jed Bailey with Jeffries and Company

This is Magnus Fier with Jeffries. Congratulations to a great acquisition. Most of my questions have been answered. I just had a question on the barge business. Previously, Falcon has addressed that they're going to start to reactivate several barge rigs. Given the potential divestiture of this business, is that something that you're still going to pursue?

Let me clarify. When I mentioned the barges, I wasn't talking about the barge rigs. When I discussed earlier, made the comment about looking at the sale of the assets involved in coastwise trade, these are more supply barges and the tugboats, these are assets that under the Jones Act as a Cayman company we would not be permitted to operate and that is the reason to look at that. That does not include the barge rigs. The barge drilling rigs, I hope Paul's plans are bringing those back to work and again they're drilling for gas in south Louisiana. I hope he gets them all back to work at a high day rate.

Good. Finally on cost savings, what do you assume for cost savings in 2001 in your current estimates?

As I said earlier, I think that ultimately we believe we can achieve in a ballpark of $50 million a year in cost savings, excluding any interest cost savings and the refinancings that Bob's talked about. We think in the first year we can achieve somewhere between 25 and 50 percent of that, but again we are just going to be starting on the details of transition planning and integration planning and our goal will be to capture those benefits as quickly as possible.

Alright. Thank you.

And now we'll hear from Arvin Sanger with DLJ.

Thank you. Good morning. On the refinancing side, if you can address the fact that most of the high coupon debt is not callable right now other than the clawback option. Is the intention open market purchase of whatever price and then refinance it because other than the Cliff's $200 million debt I guess the debt is not, or is there a plan that you would do an equity offering as part of a refinancing at some point next year to take down some of the high coupon debt?

At this point we have no plans to do an equity offering post-close to address the debt. We are going to look at how we can most efficiently get the debt out, either do a combination of open market purchases or other means but at this point we don't have any other specific plans that I could tell you.

Okay. Thank you. Again congratulations.

We'll hear from Eric Ruff with Lideon Capital.

Thank you. What geographic area will you have the highest concentration of rigs in after the close?

I guess when you say which market will we have the greatest concentration of rigs, we're going to be, as I said earlier, we'll be probably the number one or number two driller in every market around the world. Off hand, I can't tell you percentage wise which particular market, of course, it would depend on how you define the market, what particular market might have the highest concentration, I don't have that right off the top of my head.

Okay. That's fine. After the close, do you expect to change your current dividend policy, you're currently paying $.12 per year, any anticipated change to that?

There's certainly no anticipated change at this point in time.

Okay. Thank you.

And next up is Evan Dubuy with Zimmer Lucas Partners.

Thank you. When will you guys file for Hart Scott?

We anticipate filing for Hart Scott within about two weeks.

Okay and how about the shareholder approvals? What's the timeline on that?

We'll be filing our S-4 in probably within about 30 days and the shareholder vote will be scheduled to follow, getting SEC approvals of the S-4.

And the timeline is the end of the first quarter, 2001?

Well, it depends on how fast things work through the system. But we would hope to close sometime in the first quarter, maybe early, maybe late. But we think it will be somewhere in the first quarter.

Okay. Thanks a lot.

And our next question will come from Ken Still with CS First Boston.

Most of my questions have been answered. Obviously, it's a great deal and you have a great future but I was wondering if you could comment. You are now going to be combining three different fleets, three companies, three cultures. What do you guys see as your biggest challenges and the biggest risks over the next 12-18 months as you meld Transocean, Sedco and R&B Falcon?

The combination of Transocean Offshore and Sedco Forex is actually, I think, progressing very well. We actually started planning that integration a little over a year ago. We actually started in July of last year. The transaction closed in December so we are really eight months into the implementation of that transition plan and I think so far we are probably running ahead of what we thought we could achieve in that particular regard. I think the Transocean, Sedco Forex deal is well along. I really don't envision any significant problem here in the integration with R&B Falcon. We here at Transocean Sedco Forex, we've done two major mergers in the last three or four years with the Transocean ASA merger in '96 and then Sedco Forex last year, we have a lot of people who have been through all the things you have to do to make this work. We have experience doing it. The R&B Falcon team, as Paul said earlier, we will be working closely together to make this as smooth a transaction as possible to do as much of the planning as possible before we actually close so that once we close, we have a plan in mind and we can move very quickly. I don't foresee any significant problems. The companies have a lot of similar cultural values today so I don't see any big problem.

Okay and just one more clarification on the cost savings, that was all corporate overhead. That didn't include potential tax savings, either?

Well, no, the $50 million was basically overhead savings both of corporate and field locations, as well as savings from you might say, utilizing our larger size and buying power in areas like insurance and materials purchasing. That's where the $50 million did not include any savings on the debt refinancing that Bob talked about. Regarding taxes, I think Bob earlier gave some guidance on what he thought our effective tax rate would be going forward and I think that's a reasonable number. The $50 million doesn't include any of that.

Well thank you and congratulations.

Thank you.

Next we will hear from Nicholas Simonovich with UBS Warburg.

Good morning. My questions have actually been answered. They were related to the disposition you mentioned of the tug and barge outfits so I think I'm all taken care of. Thank you, though.

I'm glad we clarified that.

Yeah it was a little hazy there at first.

Sorry. When I said the barges, I should have clarified the service barges, not the barge rigs.

Gotcha.  Alright. Congratulations, Gentlemen.

Thank you.

And from Fairalong Capital, is David Cohen.

I wonder if you could just tell us who your antitrust counsel is and who's giving you advice, on the antitrust side.

No, we won't divulge that today.

Anything further Mr. Cohen?

That's it, thank you.

And we'll take our next question from Scott Gill with Simmons & Company.

I'm actually Dan Pickering at Simmons. Paul and Mike, I was hoping maybe you could take a minute and talk with us about the timing of this transaction, why now as opposed to six months ago or six months from now, just give us your qualitative rationale behind the timing and why today versus forward or past?

Well, Dan, I think that my experience in business that I'd have to say my experience in life is that opportunities present themselves when they present themselves. You try to act on those opportunities when they're there. They don't come along on your schedule, they come along when they come along. So, from my standpoint the reason to do it now is because the opportunity is here to do it now. Paul and his team see the same benefits that we see, I think that's why it's happening now. Paul, do you want to add to that?

Just to add to that, I think the merger has always made sense, strategically. I think that's been clear to a lot of people for a long time. I think it's just a matter, as Mike said, of things lining up where the deal actually can get done and it did and I think that both sides are very happy that it did. We think that it's good for both companies' shareholders and good for the industry as well.

Okay, thanks.

Operationally is there anything associated with your, either Falcon's or Transocean's current contracts, long-term contracts for existing assets or newbuilds that this transaction would effect?

No.

Okay, thanks a lot.

And next we'll hear from Jim Vanalin with Janney Montgomery.

Good morning. It seems to me that the end of the first quarter seems to be a long time if there's no antitrust problem. Could you address that question?

Well, we hope we're done before then. We're just trying to give ourselves more room. We would hope to be done as early as the end of the year maybe. But, you never know until you get in there. There's an election going on, there's going to be people changing jobs, you never know.

What do you think the antitrust problems might be?

As I said earlier, based on conversations with our counsel, we don't think there should be an antitrust problem.

If that were the case, then you'll be done by the end of the year, you believe?

I would hope to be done, yeah, around, year-end or maybe early next year. Sometimes SEC clearance can take awhile, scheduling road shows between Thanksgiving and Christmas can often be troublesome, so we're just trying to give ourselves a little cushion on the time. I get tired of doing roadshows at Thanksgiving and Christmas.

Okay, thanks.

Next up is Robert Gibbons with Bridge News.

I was wondering if you could clarify the portion of your, the answer you gave about 60% of the deepwater rigs not being under contract for 2001? I think that was the way I understand it and then you said in relation ... that someone asked you, you answered about whether or not 10% would be a reasonable expectation. I think that was about in relation to some sort of accretion but if it wasn't can you, is there any way you can give any kind of estimate of at least the first year that you expect the transaction be accretive?

The comment I made, let's go back to the 60% number. What I said was that if you look at the total rig days available in the Transocean Sedco Forex fleet today, in 2001 there are probably 60-65% of those rig days do not have a firm contract today. What I said was, my guess is that if you looked at, I don't have off the top of my head the number for R&B Falcon, but I'm sure it's a larger number because of their large shallow water inland barge fleet in the Gulf of Mexico. When you start out saying that well over half, probably even approaching 70%, somewhere between two-thirds and 75% of your rig days, are not under contract for next year as we sit here today, any forecast of financial performance is obviously subject to a pretty wide variation. Having said that, when you try to pin somebody down on what are your earnings or cash flow numbers are going to be next year, it's pretty difficult to be very definitive from the standpoint of absolute numbers. What we were saying with respect to cash flows, earnings per share, is that based on our models which treat the rate of each company in a consistent manner and as Bob said earlier on, are not exactly where the street is but it is in the ballpark, when you use those models the transaction is double-digit accretive to cash flow per share in the first year and it is slightly dilutive, or moderately dilutive to earnings per share, I said maybe 10% and that plus or minus again depends what your base is, but maybe in that ballpark in year one but accretive to earnings after that and on cash earning basis it's accretive to cash earnings from the first year.

Finally, any kind of ballpark idea of the employee impact in terms of the corporate offices in Houston?

We don't have a specific number. Clearly there will be an impact but at the same time we are going to be a much larger company and a lot of the certain areas, the corporate functions get driven by rig counts and activity levels. There's no question that we will be retaining, an awful lot of the R&B employees will become employees of Transocean Sedco Forex and quite frankly, I'm sure there may well be layoffs on both sides. We would like to think that we can improve our organization. R&B has a lot of good employees. We hope to identify who they are with the help of their management team and ensure that they've done good jobs in this company going forward. We need all the talent we can get.

Finally, if I can ask one more question about the political season we're in. Did your antitrust counsel, was their any sort of guidance about the recent, sort of a reaction, to recent mergers. I mean, you've got high oil costs and the impact in the downstream in the terms of refining and the cost at the pump and any connection that might get made in the political season, justified or not, on, in terms of mergers and recent mergers, Exxon Mobil, all that sort of thing. And to have that having an impact sort of like you guys paying for the sins of previous mergers....

It's kind of flattering to think that our merger would be held up there compared to Exxon Mobil and BP Amoco and Total Fina Elf and some of the other ones that have gone on. I really kind of see us as several orders of magnitude below there and obviously those are some of our largest customers. When you consider the size of the customers in this business, and the mergers they've gone through and you look at the size of the drilling industry and the size of our company, we clearly don't have a strong competitive position with respect to those customers. This is a business that basically you are bid takers and it's the oil companies that set the price.

Thank you.

And our next question will come Presadman On with IMC Maritime.

Good morning gentlemen and my congratulations. My question that I want to ask you was you mentioned about there was going to be a breakup fee. Can you give us a little more information on that?

As I said, there is a breakup fee in the merger agreement. I think it's $225 million which is kind of, for a transaction of this size, it's a kind of a customary type of level.

Ok. Yep. The rest of my questions have been answered and my congratulations to both of you.

Thank you.

Our next question will come from Justin Cole with ASX News.

Good morning. I think the gentleman from Chesapeake Partners preempted most of my questioning and you fleshed out the antitrust issues substantially. But could you say what part of your operations do you think the antitrust scrutiny might focus on?

I'm not going to speak for them. I hope they don't scrutinize any of it. As I said, I don't think that we create a competitive problem in the business and hopefully they'll see it that way also.

Okay. But earlier on when you answered, I think it was from Energy Intelligence, about some of the layoffs, I didn't quite catch it, but you gave a figure of 85% for offshore operations?

What I said was that roughly 85% of the employees of the company work offshore on individual rigs and that percentage probably is about the same for R&B Falcon. What I said is that certainly in those positions there would be no reduction in jobs at all. You're not going to have fewer people on the rigs just because you have more of them. So, the vast majority, the vast majority of the employees with the company, there's not even a potential impact on their jobs.

Okay. Just finally, what's your outlook on oil prices for the rest of the year?

I think that, as I said earlier, I think on a global basis and in the U.S. specifically, the markets are very tight for energy. I mean on a global basis, you have very little excess capacity left in OPEC and I personally feel that we are changing a significant change in the macro environment we have lived in. Over the last 15 years, that's an environment that has been characterized, while it's cyclical, has generally been characterized by excess capacity, I think that as we move forward in the next 10 years we are going to be in an environment that is also cyclical but will be more characterized by a shortage and I think that the fact that OPEC has used up most of the surplus production capacity that they have is not good news for the world's growing economies. The natural gas market in the U.S. is even tighter in terms of supply demand fundamentals. When you look at the growth of electric generation needs in this country, the growth of the internet which consumes an enormous amount of electricity, I think as a nation we have severe energy problems in front of us with respect to oil, gas, and electricity.

Okay. Thank you very much.

We'll hear now from James Stone with Paine Webber.

Hi guys. Good morning and I'll add my congratulations as well. But one more question which you haven't really addressed and is one of valuation can you sort of walk us through perhaps how you approached this deal from a valuation perspective. Were you looking purely at accretion/dilution, were you looking at some sort of multiples of cash flow to drive it or rig value or replacement value? Just give us a couple of ways in which you thought about benchmarking the values here.

Well, I'll speak for Transocean and Paul may want to make their a comment from his side. From our side, we looked at it in a lot of different ways. We look at relative contributions of the fleets based on net income, cash flows, EBITDA. We looked at the discount, we do a discounted cash flow, rate of return analysis, various discount rates for the two fleets and we also looked at the comparisons in multiples with other companies. We also looked at accretion/dilution. But I would say that we are heavily influenced and primarily driven by what we believe is the relative economic value of the assets going forward. One of the difficulties of doing mergers in this business is that once you've done that analysis you then have to look at the two stock prices of the companies and ask yourself whether or not they're trading in a range where you can make an offer which is attractive enough to the other side to make sense. Whereas, our fundamental analysis is a little longer term in nature, of course stock prices fluctuate more wildly based on which market is the hottest market right now. That's one of the problems of making transactions happen in this business but that's the basic approach we take.

Again I would agree with you pretty much the same thing. There are a lot of different metrics one uses as Mike pointed out. Earnings, discounted cash flows, replacement values, peak earning ... There are a lot of different things that one looks at. But I think at the end of the day, and I think Mike agrees, and one great thing about this merger is very much a win-win. I think both of us concluded that with this combination both sets of shareholders will be better off than they would have been had they been standalone. And I think that's the measure at the end of the day that's the most important. I know we reached that conclusion as well as Transocean. So we believe it's truly a win-win in that regard. So we think we both delivered a substantial value to the shareholders. It's a long technical process getting there but at the end of the day that's what you get.

Okay. Thank you.

And now we have a follow-up question from Carney Hoff, with McKay Shields.

Just real quick guys, you seemed to insinuate that you're going to exercise the clawback on preferred but I'm just a little confused as to how you're going to do that since you then later said that you're not planning an equity offering and that as far as I know the only way you can do that is through cash proceeds from a public equity offering. Just clarify?

We would conduct the equity offering before the merger closed and we'll do that at the R&B Falcon stage if we proceed to do that.

Alright I see. Okay. So you will do the equity offering and take the preferred out?

As Tim mentioned, that can only be done at the R&B Falcon level, so if it's done it will be done that way. But again I would just like to echo what Mike said, I don't think it makes a lot of sense for us to go into different types of strategies or tactics that we might use to do that. I just don't think that's what we'll do.

Okay. Appreciate it.

And gentlemen, we have no further questions at this time. I'll turn the conference back over to Mike Talbert for closing or any additional remarks.

Well, thank you, I appreciate you all joining us this morning. As I said earlier, I think this is a strategically very important transaction for the drilling business. I think it's financially sound and I do think that Transocean Sedco Forex post the close of this merger will clearly be, and should be the drilling contractor of choice for customers, employees, and shareholders.
I thank you. Good-bye.

And that will conclude today's teleconference. Thank you all for your participation.